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                                                                     EXHIBIT 4.6

                               DONLAR CORPORATION

                           CERTIFICATE OF DESIGNATION
                       SENIOR CONVERTIBLE PREFERRED STOCK

          Section 1. Dividends. In the event that the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of Common Stock, the Corporation shall also declare and pay to the holders of the Senior Convertible Preferred at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Senior Convertible Preferred had all of the outstanding Senior Convertible Preferred been converted immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined; however, no dividend shall be declared or paid until all amounts owing under the Loan Agreement have been repaid or converted in full.

          Section 2. Liquidation. Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), each holder of Senior Convertible Preferred shall be entitled to be paid, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the greater of: (i) the aggregate Liquidation Value of all shares of Senior Convertible Preferred held by such holder and (ii) the amount such holder would be entitled to receive had all the Senior Convertible Preferred held by such holder been converted into Common Stock, and the holders of Senior Convertible Preferred shall not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation the Corporation's assets to be distributed among the holders of the Senior Convertible Preferred are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Section 2, then the entire assets available to be distributed to the Corporation's shareholders shall be distributed pro rata among such holders based upon the aggregate Liquidation Value of the Senior Convertible Preferred held by each such holder. Not less than sixty (60) days prior to the payment date stated therein, the Corporation shall mail written notice of any such liquidation, dissolution or winding up to each record holder of Senior Convertible Preferred, setting forth in reasonable detail the amount of proceeds to be paid with respect to each share of Senior Convertible Preferred and each share of Common Stock in connection with such liquidation, dissolution or winding up.

          Upon the election of the holders of a majority of the outstanding shares of Senior Convertible Preferred delivered to the Corporation within forty
(45) days after receipt of the Corporation's notice to the holders of Senior Convertible Preferred under this Section 2, any consolidation or merger of the Corporation (except for the merger of the Corporation pursuant to the Loan Agreement) with or into another entity or entities (whether or not the Corporation is the surviving entity) or any sale or transfer by the Corporation of all or substantially all of its assets (determined either for the Corporation alone or with its Subsidiaries on a consolidated basis) or any sale, transfer or issuance or series of sales, transfers and/or issuances of shares of the Corporation's capital stock by the Corporation or the holders thereof as a result of which the holders of the

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Corporation's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors immediately prior to such sale or issuance cease to own the Corporation's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors, shall be deemed to be a liquidation, dissolution and winding up of the Corporation for purposes of this Section 2, and the holders of the Senior Convertible Preferred shall be entitled to receive payment from the Corporation of the amounts payable with respect to the Senior Convertible Preferred upon a liquidation, dissolution or winding up of the Corporation under this Section 2 in cancellation of their shares of Senior Convertible Preferred upon the consummation of any such transaction. Each holder of Senior Convertible Preferred shall have the right to elect the benefits of either this Section 2 or
Section 6E hereof in connection with any such merger, consolidation or sale of assets.

          Section 3. Priority of Senior Convertible Preferred on Dividends and Redemptions. So long as any Senior Convertible Preferred remains outstanding, without the prior written consent of the holders of 75% of the outstanding shares of Senior Convertible Preferred, the Corporation shall not, nor shall it permit any Subsidiary to, directly or indirectly redeem, purchase or otherwise acquire, any Junior Securities or any capital stock or other equity securities (including, without limitation, warrants, options and other rights to acquire such capital stock or other equity securities) of any Subsidiary pursuant to the terms of the Certificate of Incorporation or directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution upon any Junior Securities pursuant to the terms of the Certificate of Incorporation except for dividends payable in shares of Common Stock issued upon the outstanding shares of Common Stock.

          Section 4. Redemptions. The Corporation shall not, nor shall it permit any Subsidiary to, redeem or otherwise acquire any shares of Senior Convertible Preferred, except pursuant to a purchase offer made pro rata to all holders of Senior Convertible Preferred on the basis of the number of shares of Senior Convertible Preferred owned by each such holder.

          Section 5. Voting and Consent Rights.

                 5A. Voting Rights. The holders of the Senior Convertible Preferred shall be entitled to notice of all shareholders meetings in accordance with the Corporation's bylaws, and the holders of the Senior Convertible Preferred shall be entitled to vote on all matters submitted to the shareholders for a vote together with the holders of the Common Stock voting together as a single class with each share of Common Stock entitled to one vote per share and each share of Senior Convertible Preferred entitled to one vote for each share of Common Stock issuable upon conversion of the Senior Convertible Preferred as of the record date for such vote or, if no record date is specified, as of the date of such vote.

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                 5B. Consent Rights. In addition to and not in derogation of any voting rights expressly provided hereunder or under applicable laws, for so long as Willis Stein & Partners, L.P., Star Polymers, L.L.C. or their respective transferees continue to hold at least an aggregate of 4,500,000 shares of Senior Convertible Preferred (as adjusted for stock splits, stock dividends and recapitalizations), the Corporation shall not, without the prior written consent of the holders of at least 75% of the outstanding Senior Convertible Preferred:

                 (i) make any amendment to the Certificate of Incorporation, the Certificate of Designation or the Corporation's bylaws, or file any resolution of the Board of Directors with the Illinois Secretary of State containing any provisions, which would increase the number of authorized shares of the Senior Convertible Preferred Stock or adversely affect or otherwise impair the rights or the relative preferences and priorities of the holders of the Senior Convertible Preferred;

                 (ii) authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of any capital stock or other equity securities (or any securities convertible into or exchangeable for any capital stock or other equity securities) which are senior to the Senior Convertible Preferred with respect to the payment of dividends, redemptions or distributions upon liquidation or otherwise;

                 (iii) except as provided in the Loan Agreement, merge or consolidate with any Person or permit any Subsidiary to merge or consolidate with any Person (other than a wholly-owned Subsidiary);

                 (iv) sell, lease or otherwise dispose of, or permit any Subsidiary to sell, lease or otherwise dispose of, more than 50% of the consolidated assets of the Corporation and its Subsidiaries (computed on the basis of book value, determined in accordance with generally accepted accounting principles consistently applied, or fair market value, determined by the Corporation's Board of Directors in its reasonable good faith judgment) in any transaction or series of related transactions (other than sales of inventory in the ordinary course of business) or sell or permanently dispose of 25% or more of its or any Subsidiary's Intellectual Property Rights (based on the fair market value of such Intellectual Property, determined by the Corporation's Board of Directors in its reasonable good faith judgment), provided, however, that any such sale or disposition of any of its or any Subsidiary's Intellectual Property Rights shall only be made to an independent third party at fair market value and, until such time as all indebtedness owed the Lender (as defined in the Loan Agreement) has been repaid or converted in full, that the Corporation uses the proceeds of such sale to repay any amounts outstanding under the Loan Agreement; or

                 (v) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction (including, without limitation, any reorganization into a limited liability company, a partnership or any other non-corporate entity which is treated as a partnership for federal income tax purposes).

          Section 6. Conversion. The holders of Senior Convertible Preferred shall have

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no right to convert into Common Stock until the Term A Loan and the Term C Loan made under the Loan Agreement (as such terms are defined in the Loan Agreement) shall have been repaid or converted in full. After such repayment or conversion, a holder of Senior Convertible Preferred may convert all or any portion of the outstanding principal amount of their Senior Convertible Preferred pursuant to this Section 6.

                 6A. Conversion Procedure.

                 (i) Once Term Loans A and C under the Loan Agreement are converted or repaid in full, a holder of Senior Convertible Preferred may convert all or any portion of the outstanding principal amount of such holder's Senior Convertible Preferred into a number of shares of Conversion Stock (excluding any fractional share) determined by dividing the aggregate Liquidation Value ($1.00 per share) of the number of shares of Senior Convertible Preferred designated by such holder of Senior Convertible Preferred in a written notice of intention to convert as the amount to be converted, by the applicable Conversion Price. Written notice of an intention to convert may condition the consummation of such conversion upon the consummation of a transaction affecting the Corporation, such as a Public Offering, Change in Ownership or Fundamental Change, in which case conversion shall not be deemed to be effective until such transaction has been consummated.

                 (ii) Each such conversion of a Senior Convertible Preferred shall be deemed to have been effected as of the close of business on the date on which the Senior Convertible Preferred has been surrendered at the principal office of the Corporation. At such time as such conversion has been effected, the rights of the holder of Senior Convertible Preferred as such holder to the extent of the conversion shall cease, and the Person or Persons in whose name or names any certificate or certificates for shares of Conversion Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Conversion Stock represented thereby.

                 (iii) As soon as possible after a conversion has been effected (but in any event within five (5) business days), the Corporation shall deliver to the converting holder of Senior Convertible Preferred:

                 (a) a certificate or certificates representing the number of shares of Conversion Stock (excluding any fractional share) issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified;

                 (b) payment in an amount equal to the sum of all dividends declared but unpaid with respect to the Senior Convertible Preferred that has been converted, plus the amount payable under subparagraph (d) below;

                 (c) a new certificate representing any portion of the Senior Convertible Preferred surrendered to the Corporation in connection with such conversion but which was

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     not converted; and

                 (d) with respect to any fractional share of Conversion Stock which would, except for the provisions hereof, be deliverable upon conversion of the Senior Convertible Preferred, an amount equal to the Market Price of such fractional share as of the date of such conversion.

                 (iv) The issuance of certificates for shares of Conversion Stock upon conversion of Senior Convertible Preferred shall be made without charge to the holder hereof for any domestic documentary, stamp, transfer, excise or similarly related transactional tax relating to the issuance of securities in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Conversion Stock. Upon conversion of any Senior Convertible Preferred, the Corporation shall take all such actions as are necessary in order to ensure that the Conversion Stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

                 (v) The Corporation shall not close its books against the transfer of Senior Convertible Preferred or Conversion Stock issued or issuable upon conversion of Senior Convertible Preferred in any manner which interferes with the timely conversion of Senior Convertible Preferred. The Corporation shall assist and cooperate with any Holder of Senior Convertible Preferred required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of a Senior Convertible Preferred (including, without limitation, making any filings required to be made by the Corporation).

                 (vi) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Conversion Stock, solely for the purpose of issuance upon the conversion of the Senior Convertible Preferred, such number of shares of Conversion Stock issuable upon the conversion of all outstanding Senior Convertible Preferred. All shares of Conversion Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of Conversion Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Conversion Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance).

                 6B. Conversion Price. The initial Conversion Price for Senior Convertible Preferred shall be $0.68. If and whenever on or after the original date of issuance of Senior Convertible Preferred the Corporation issues or sells, or in accordance with Section 6C is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to such time, the Conversion Price shall be reduced to the Conversion Price determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the Conversion Price immediately prior to such issue or sale by the number of shares of Common Stock deemed outstanding immediately prior to such issue or sale, plus (y) the consideration, if any, received by the Corporation upon such issue on sale, by
(B) the number of

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shares of Common Stock deemed outstanding immediately after such issue or sale.

                 6C. Effect on Conversion Price of Certain Events. For purposes of determining the adjusted Conversion Price under Section 6B, the following shall be applicable:

                 (i) Issuance of Rights or Option. If the Corporation in any manner grants any rights or options to subscribe for or to purchase Common Stock or any stock or other securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities") and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities is less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities" is determined by dividing (A) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities. Notwithstanding the foregoing, there shall be no adjustment pursuant to this Section 6C(i) with respect to Options issued (a) to employees, directors and consultants of the Corporation pursuant to employee benefit plans for an aggregate of 5 million shares of Common Stock (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations) or (b) pursuant to the Loan Agreement or Restructuring Agreement as defined on Exhibit A attached hereto.

                 (ii) Issuance of Convertible Securities. If the Corporation in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon such conversion or exchange is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable upon such conversion or exchange" is determined by dividing (A) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the

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minimum aggregate amount of additional consideration, if any, payable to the
Corporation upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this
Section 6C(i), no further adjustment of the Conversion Price shall be made by reason of such issue or sale. Notwithstanding the foregoing, there shall be no adjustment pursuant to this Section 6C(ii) with respect to Convertible Securities issued pursuant to the Loan Agreement or the Restructuring Agreement as defined on Exhibit A attached hereto.

                 (iii) Change in Option Price or Conversion Rate. If the purchase price provided for in any Option, the additional consideration (if any) payable upon the issue, conversion or exchange of any Convertible Security, or the rate at which any Convertible Security is convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be readjusted to the Conversion Price which would have been in effect at such time had such Option or Convertible Security originally provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold; provided that if such adjustment of the Conversion Price would result in an increase in the Conversion Price then in effect, such adjustment shall not be effective until thirty (30) days after written notice thereof has been given to all holders of Senior Convertible Preferred.

                 (iv) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Securities without the exercise of such Option or right, the Conversion Price then in effect hereunder shall be adjusted to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Conversion Price then in effect, such increase shall not be effective until thirty (30) days after written notice thereof has been given to all holders of Senior Convertible Preferred.

                 (v) Calculation of Consideration Received. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefore shall be deemed to be the net amount received by the Corporation therefore. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Corporation shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving corporation, the amount of consideration therefore shall be deemed to be the fair value of such portion of the net assets and business of the non-

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surviving corporation as is attributable to such Common Stock, Options or
Convertible Securities, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Corporation and the holders of two thirds of the outstanding Senior Convertible Preferred. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing such types of consideration jointly selected by the Corporation and the holders of two thirds of the outstanding Senior Convertible Preferred. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Corporation.

                 (vi) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued for a consideration of $0.01.

                 (vii) Treasury Shares. The number of shares of Common Stock outstanding at any given time does not include shares owned or held by or for the account of the Corporation or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

                 (viii) Record Date. If the Corporation takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                 6D. Subdivision or Combination of Common Stock. If the Corporation at any time subdivides (by any stock split, stock dividend or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Corporation at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

                 6E. Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets to another Person or other transaction, except for the merger of the Corporation with Donlar Biosyntrex Corporation contemplated by the Restructuring Agreements (collectively, any "Organic Change"), is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then, prior to the consummation of such Organic Change, lawful, adequate and appropriate provisions (in form and substance satisfactory to each

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holder of Senior Convertible Preferred) shall be made whereby each of the holders of Senior Convertible Preferred shall thereafter have the right to acquire and receive in lieu of or addition to (as the case may be) shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Senior Convertible Preferred, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Conversion Stock immediately theretofore acquirable and receivable upon conversion of such holder's Senior Convertible Preferred had such Organic Change not taken place. In any such case, appropriate provisions (in form and substance reasonably satisfactory to each holder of the Senior Convertible Preferred) shall be made with respect to such holder's rights and interests to insure that the provisions of this Section 6 shall thereafter be applicable in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion of the Senior Convertible Preferred (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Corporation, an immediate adjustment of the Conversion Price to the value for the Common Stock reflected by the terms of such consolidation, merger or sale and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of the Senior Convertible Preferred, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale.) The Corporation shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form reasonably satisfactory to the each holder of Senior Convertible Preferred), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

                 6F. Certain Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Corporation's board of directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Senior Convertible Preferred; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 6 or decrease the number of shares of Conversion Stock issuable upon conversion of the Senior Convertible Preferred then outstanding.

                 6G. Notices.

                 (i) Immediately upon any adjustment of the Conversion Price, the Corporation shall send written notice thereof to the holders of Senior Convertible Preferred, setting forth in reasonable detail and certifying the calculation of such adjustment.

                 (ii) The Corporation shall send written notice to the holders of Senior Convertible Preferred at least twenty (20) days prior to the date on which the Corporation closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

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                 (iii) The Corporation shall also give at least twenty (20) days prior written notice of the date on which any Organic Change, dissolution or liquidation shall take place.

          Section 7. Information Rights.

                 7A. Financial Statements and Other Information. The Corporation shall deliver to each holder of at least 1,800,000 shares of Senior Convertible
Preferred:

                 (i) as soon as available but in any event within forty-five
(45) days after the end of each monthly accounting period in each year, unaudited consolidated statements of income and cash flows of the Corporation and its Subsidiaries for such monthly period and for the period from the beginning of the year to the end of such month, and unaudited consolidated balance sheets of the Corporation and its Subsidiaries as of the end of such monthly period, setting forth in each case comparisons to the Corporation's annual budget and to the corresponding period in the preceding year, and all such statements shall be prepared in accordance with generally accepted accounting principles, consistently applied and shall be certified by the Corporation's chief financial officer;

                 (ii) accompanying the financial statements referred to in subparagraph (i) an Officer's Certificate stating that there is no Event of Noncompliance in existence and that neither the Corporation nor any of its Subsidiaries is in default under any of its material agreements or, if any Event of Noncompliance or any such default exists, specifying the nature and period of existence thereof and what actions the Corporation and its Subsidiaries have taken and propose to take with respect thereto;

                 (iii) within ninety (90) days after the end of each year, consolidated statements of income and cash flows of the Corporation and its Subsidiaries for such year, and consolidated balance sheets of the Corporation and its Subsidiaries as of the end of such year, setting forth in each case comparisons to the Corporation's annual budget and to the preceding year, all prepared in accordance with generally accepted accounting principles, consistently applied, and accompanied by (a) an opinion of the Corporation's regular independent accounting firm of recognized national or regional standing,
(b) a certificate from such accounting firm, addressed to the Corporation's Board of Directors, stating that in the course of its examination nothing came to its attention that caused it to believe that there was an Event of Noncompliance in existence or that there was any material default by the Corporation or any Subsidiary in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any material agreement to which the Corporation or any such Subsidiary is a party or, if such accountants have reason to believe that any Event of Noncompliance any other such default by the Corporation or any such Subsidiary exists, a certificate specifying the nature and period of existence thereof, and (c) a copy of such firm's annual management letter to the Board of Directors;

                 (iv) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Corporation's operations

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or financial affairs given to the Corporation by its independent accountants
(and not otherwise contained in other materials provided hereunder);

                 (v) at least thirty (30) days but not more than ninety (90) days prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Corporation and its Subsidiaries for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant budgets prepared by the Corporation and any revisions of such annual or other budgets, and within forty-five (45) days after any monthly period in which there is a material adverse deviation from the annual budget, an Officer's Certificate explaining the deviation and what actions the Corporation has taken and proposes to take with respect thereto;

                 (vi) promptly (but in any event within five (5) business days) after the discovery or receipt of notice of any Event of Noncompliance, any default under any material agreement to which it or any of its Subsidiaries is a party, any condition or event which is reasonably likely to result in any material liability under any federal, state or local statute or regulation relating to public health and safety, worker health and safety or pollution or protection of the environment, or any other material adverse change, event or circumstance affecting the Corporation or any Subsidiary (including, without limitation, the filing of any material litigation against the Corporation or any Subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an Officer's Certificate specifying the nature and period of existence thereof and what actions the Corporation and its Subsidiaries have taken and propose to take with respect thereto;

                 (vii) within ten (10) days after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Corporation sends to its shareholders and copies of all registration statements and all regular, special or periodic reports which it files, or any of its officers or directors file with respect to the Corporation, with the Securities and Exchange Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Corporation to the public concerning material developments in the Corporation's and its Subsidiaries' businesses; and

                 (viii) with reasonable promptness, such other information and financial data concerning the Corporation and its Subsidiaries as any Person entitled to receive information under this paragraph 7A may reasonably request.

                 7B. Inspection of Property. The Corporation shall permit any representatives designated by any holder of 1,800,000 shares of Senior Convertible Preferred, upon reasonable notice and during normal business hours, to (i) visit and inspect any of the properties of the Corporation and its Subsidiaries, (ii) examine the corporate and financial records of the Corporation and its Subsidiaries and make copies thereof or extracts therefrom and (iii) discuss the affairs, finances and accounts of any such corporations with the directors, officers, key employees and independent accountants of the Corporation and its Subsidiaries.

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

                 7C. Attendance at Board Meetings. The Corporation shall give each holder of at least 1,800,000 shares of Senior Convertible Preferred written notice of each meeting of its Board of Directors and each committee thereof at the same time and in the same manner as notice is given to the directors (which notice shall be promptly confirmed in writing to each such Person), and the Corporation shall permit a representative of each such Person to attend as an observer all meetings of its Board of Directors and all committees thereof. Each representative shall be entitled to receive all written materials and other information (including, without limitation, copies of meeting minutes) given to directors in connection with such meetings at the same time such materials and information are given to the directors. If the Corporation proposes to take any action by written consent in lieu of a meeting of its Board of Directors or of any committee thereof, the Corporation shall give written notice thereof to each such Person prior to the effective date of such consent describing in reasonable detail the nature and substance of such action.

          Section 8. Purchase Rights. If at any time the Corporation grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then each holder of Senior Convertible Preferred shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Conversion Stock acquirable upon conversion of such holder's Senior Convertible Preferred immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

          Section 9. Event of Noncompliance

                 9A. Definition. An Event of Noncompliance shall have occurred if:

                 (i) the Corporation breaches or otherwise fails to perform or observe any covenant or agreement set forth herein;

                 (ii) the Corporation breaches the representation and warranty set forth in paragraph (viii) in the letter agreement by and between the Corporation, Willis Stein Partners, L.P. and Star Polymers, L.L.C. dated March 18, 2002; or

                 (iii) the Corporation or any material Subsidiary makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due (provided however that an Event of Noncompliance shall be deemed not to occur if the Lender, as defined in the Loan Agreement, exercises or enforces any of its rights under the Loan Agreement or any ancillary agreements thereto, including, but not limited to the Subordination Agreements); or an order, judgment or decree is entered adjudicating the Corporation or any material Subsidiary bankrupt or insolvent; or any order for relief with respect to the Corporation or any material Subsidiary is entered under the Federal Bankruptcy Code; or

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

the Corporation or any material Subsidiary petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Corporation or any material Subsidiary or of any substantial part of the assets of the Corporation or any material Subsidiary or any material Subsidiary, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of a Subsidiary) relating to the Corporation or any material Subsidiary under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Corporation or any material Subsidiary and either (a) the Corporation or any material Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within sixty (60) days.

                 9B. Consequences of Events of Noncompliance.

                 (i) If an Event of Noncompliance of the type described in subparagraph 9A(i) and (ii) shall exist for thirty (30) consecutive days, and after notice from the holders of at least an aggregate of 4,500,000 shares of the Senior Convertible Preferred (as adjusted for stock splits, stock dividends and recapitalizations) outstanding of such Event of Noncompliance, the Corporation shall fail to cure such Event of Noncompliance within thirty (30) days after receipt of such notice (a "Triggering Event"), the Conversion Price of the Senior Convertible Preferred shall be reduced immediately by 10% of the Conversion Price in effect immediately prior to such adjustment (the "First Adjustment"). If a Triggering Event (other than a Triggering Event giving rise to the First Adjustment) shall occur after the First Adjustment, the Conversion Price shall be reduced immediately by 10% of what the Conversion Price would have been immediately prior to such adjustment if the First Adjustment had not been made (the "Second Adjustment"). If a Triggering Event (other than a Triggering Event giving rise to the First or Second Adjustment) shall occur after the Second Adjustment, the Conversion Price shall be reduced immediately by 10% of what the Conversion Price would have been immediately prior to such adjustment if the First and Second Adjustments had not been made. In no event shall any Conversion Price adjustment be rescinded, and in no event shall there be more than three Conversion Price adjustments pursuant to this subparagraph.

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

                 For example, assume that the Conversion Price of the Senior Convertible Preferred is $.68. If a Triggering Event occurs, the Conversion Price would be reduced immediately by 10% of $.68, or $.068, for a new Conversion Price of $.612. If a second Triggering Event occurs, the existing Conversion Price would be reduced by 10% of what the Conversion Price would have been if there had been no previous adjustment pursuant to this paragraph (i.e., $.68), or $.068, for a new Conversion Price of $.544. Then assume that there is a two for one stock split, in which case the Conversion Price would be decreased hereunder from $.544 to $.272, and assume that a third Triggering Event occurs, the Conversion Price would be reduced by 10% of what the Conversion Price would have been immediately prior to such adjustment if there had been no previous adjustments pursuant to this paragraph (i.e. $.34), or $.034, for a new Conversion Price of $.238.

                 (ii) If an Event of Noncompliance of the type described in subparagraph 9A(iii) has occurred and if all amounts owing to the Lender (as defined in the Loan Agreement) has been repaid or converted in full, all of the Senior Convertible Preferred then outstanding shall be subject to immediate redemption by the Corporation (without any action on the part of the holders of the Senior Convertible Preferred) at a price per Share equal to the Liquidation Value thereof. Provided that all indebtedness to the Lender (as defined in the Loan Agreement) has been repaid or converted in full, the Corporation shall immediately redeem all Senior Convertible Preferred upon the occurrence of such Event of Noncompliance.

                 (iii) If any Event of Noncompliance exists, each holder of Senior Convertible Preferred shall also have any other rights which such holder is entitled to under any contract or agreement and any other rights which such holder may have pursuant to applicable law.

          Section 10. Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Senior Convertible Preferred. Upon the surrender of any certificate representing Senior Convertible Preferred at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Senior Convertible Preferred represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Senior Convertible Preferred as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

          Section 11. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Senior Convertible Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably

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

satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Senior Convertible Preferred by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

          Section 12. Non-Contravention with Loan Agreement. Nothing in this Certificate of Designation Senior Convertible Preferred Stock shall have the effect of contravening. derogating or superceding any rights of the Lender (as defined in the Loan Agreement) pursuant to the Loan Agreement for as long as such Loan Agreement is in effect.

          Section 13. Definitions.

          "Change in Ownership" means any sale, transfer or issuance or series of sales, transfers and/or issuances of Common Stock by the Corporation or any holders thereof which results in any Person or group of Persons (as the term "group" is used under the Securities Exchange Act of 1934), other than Tennessee Farmers Life Insurance Company and the holders of Common Stock and Senior Convertible Preferred as of the date of the closing under the Merger Agreement, owning more than 50% of the Common Stock outstanding at the time of such sale, transfer or issuance or series of sales, transfers and/or issuances.

          "Common Stock" means, collectively, the Corporation's Common Stock and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

          "Conversion Price" means the conversion price determined in accordance with Section 6B hereof.

          "Conversion Stock" means shares of the Corporation's Common Stock, no par value per share; provided that if there is a change such that the securities issuable upon conversion of the Senior Convertible Preferred are issued by an entity other than the Corporation or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Senior Convertible Preferred if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

          "Convertible Securities" means any stock or securities directly or indirectly convertible into or exchangeable for Common Stock.

          "Corporation" means Donlar Corporation, a corporation organized under the laws of the State of Illinois.

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

          "Fundamental Change" means (a) any sale or transfer or more than 50% of the assets of the Corporation and its Subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the reasonable good faith judgment of the Corporation's Board of Directors) in any transaction or series of transactions (other than sales in the ordinary course of business) and (b) any merger or consolidation to which the Corporation is a party, except for a merger in which the Corporation is the surviving corporation, the terms of the Senior Convertible Preferred are not changed and the Senior Convertible Preferred is not exchanged for cash, securities or other property, and after giving effect to such merger, the holders of the Corporation's outstanding capital stock possessing a majority of the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors immediately prior to the merger shall continue to own the Corporation's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors.

          "Intellectual Property Rights" means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof,
(iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information),
(vii) other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium), other than intellectual property rights not having a material value.

          "Junior Securities" means any capital stock or other equity securities of the Corporation, except for the Senior Convertible Preferred.

          "Liquidation Value" of any share of Senior Convertible Preferred as of any particular date shall be equal to $1.

          "Loan Agreement" means the Bridge and Consolidated Term Loan Agreement as amended from time to time, dated as of March 18, 2002, among the Corporation and Donlar Biosyntrex Corporation, and Tennessee Farmers Life Insurance Company, including all exhibits and ancillary documents thereto.

          "Market Price" of any security means the average of the closing prices of such security's sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so

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

listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of twenty-one (21) days consisting of the day as of which "Market Price" is being determined and the twenty (20) consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Corporation and the holders of a majority of the Senior Convertible Preferred. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Corporation and the holders of a majority of the Senior Convertible Preferred. The determination of such appraiser shall be final and binding upon the parties, and the Corporation shall pay the fees and expenses of such appraiser.

          "Merger Agreement" means the Agreement and Plan of Merger by and among the Corporation and Donlar Biosyntrex, setting forth the terms and conditions by which Donlar Biosyntrex shall be merged with and into the Corporation.

          "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

          "Organic Change" means an Organic Change as defined in Section 6E.

          "Person" means an individual, a partnership, a corporation, a limited liability Corporation, a limited liability, an association, a joint stock Corporation, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Restructuring Agreement" means the Agreement to Merge, dated as of March 18, 2002, by and among the Corporation, Donlar Biosyntrex and certain investors, as such agreement may from time to time be amended in accordance with its terms.

          "Senior Convertible Preferred" means the Senior Convertible Preferred Stock..

          "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing general partner of such limited liability company, partnership, association or other business entity.

          Section 14. Amendment and Waiver. No amendment, modification or waiver shall be binding or effective with respect to any provision of Sections 1 to 15 hereof without the prior written consent of the holders of at least 75% of the Senior Convertible Preferred outstanding at the time such action is taken provided that no change in the terms hereof may be accomplished by merger or consolidation of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders of at least 75% of the Senior Convertible Preferred then outstanding.

          Section 15. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any holder of Senior Convertible Preferred, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).


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